Exhibit 99.1

Medigus Announces First Quarter 2017 Financial Results

OMER, Israel, May 30, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for the first quarter ended March 31, 2017.

“This quarter, we saw a significant reduction in our expenses compared to the same period last year due to cost reduction programs implemented since the third quarter of 2016,” said Chris Rowland, CEO of Medigus. “We are pleased with the completed public offering, which will allow us to continue making clinical progress in GERD, as well as China. In addition, this year we will continue to build momentum on our commercial expansion in Europe and beyond.”

Recent Highlights:

●	Recently, Medigus completed a $7.5 million public offering.
●	The first MUSE™ procedures for treatment of gastroesophageal reflux disease (GERD) were performed in Switzerland.
●	The multi-center MUSE™ clinical study commenced in China, with the first procedure performed by leading gastroenterologist, Professor Rong Wan.
●	In January, the company received its first purchase order for the MUSE™ system in Italy from INNOVAMEDICA S.p.A., a privately-owned distributor of minimally invasive medical devices.

Financial Results for the First Quarter 2017:

●	Revenues for the three months ended March 31, 2017, were $114,000, a decrease of 56%, compared to the three months ended March 31, 2016. This decrease was primarily due to a decrease in development services provided to National Aeronautics and Space Administration (NASA) in the amount of approximately $110,000 and to one of Israel's leading industrial companies in the amount of approximately $118,000 during the three months period ended March 31, 2016.
●	Research and development expenses for the three months ended March 31, 2017, were $475,000, a decrease of 61%, compared to the three months ended March 31, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016.
●	Sales and marketing expenses for the three months ended March 31, 2017, were $146,000, a decrease of 80%, compared to the three months ended March 31, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016.
●	General and administrative expenses for the three months ended March 31, 2017, were $1.4 million, an increase of 24%, compared to the three months ended March 31, 2016. This increase resulted primarily due to a $908,000 increase in professional expenses in connection with issuance expenses which were charged directly to profit or loss, partly offset by a decrease in professional expenses in connection with an intellectual property litigation.
●	Operating loss for the three months ended March 31, 2017, was $2.2 million, compared to $2.9 million in the three months ended March 31, 2016.

●	Total loss for the three months ended March 31, 2017, was $2.0 million, compared to $2.7 million in the three months ended March 31, 2016.
●	Net cash used in operating activities was $1.1 million for the three months ended March 31, 2017, compared to net cash used in operating activities of $2.9 million for the corresponding 2016 period. The $1.8 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.
●	Net cash generated from financing activities for the three months ended March 31, 2017, was $6.5 million and represents net proceeds from the issuance of shares and warrants.
●	As of March 31, 2017, Medigus had approximately $8.4 million in cash and cash equivalents.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS (U.S.):

David Carey

Lazar Partners Ltd.

212-867-1768

dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):

Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com